Sichenzia Ross Friedman Ference LLP
61 BROADWAY  NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WWW.SRFF.COM

January 15, 2008

Pamela A. Long, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	VeruTEK Technologies, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 14, 2007
File No. 333-144721

Dear Ms. Long:

This firm is counsel to VeruTEK Technologies, Inc. (the “Company”). Below, please find our responses to your January 10, 2008 comment letter.

General

1.
We note you are registering 4,079,602 shares, which includes 1,685,000 shares issuable upon conversion of Secured Convertible Notes and 1,618,551 shares issuable upon the exercise of warrants. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or identify the selling stockholders as underwriters and include a fixed price at which the securities will be sold. If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Response

As requested, we have reduced the amount of shares being registered pursuant to the registration statement.  Please note the following:

Shares presently outstanding	21,305,373
Shares held by affiliates	13,715,539
Non-affiliate shares	7,589,834
1/3 of non-affiliate shares	2,504,645

Note Shares being registered	1,685,000
Warrant Shares being registered	809,276
Total registration shares	2,494,276

As set forth above, we are registering 2,494,276 shares of common stock underlying the notes and warrants (the “Derivative Shares”).  The Derivative Shares represent 32.8% of non-affiliate float.  As such, we believe the number of shares being registered is reasonable and should not be considered a primary offering.

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The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

By:	/s/ Stephen Fleming
Stephen M. Fleming